Annual Media Conference John Cryan, Chief Executive Officer Frankfurt am Main, 2 February 2018 Exhibit 99.3

Strengthen capital Refine and simplify business model Corporate & Investment Bank: integrate offering Private & Commercial Bank: leverage scale Asset Management: strengthen DWS through partial flotation Achieve revenue growth Further cut costs Maintain risk discipline Resolving legal matters and improving governance Reducing complexity (countries, businesses) Modernising technology and investing in digitisation Selling legacy assets Resolving legacy issues, strengthening controls Phase 1 Greater financial strength, new business structure Phase 2 Phase 3 Sustainable growth with our clients Building a better Deutsche Bank: three phases on the journey (1)[…]

Phase 1: Resolving legacy issues, strengthening controls Selected achievements Financial impact of legacy 2015 – 2017 In EUR billion Note: Figures may not sum due to rounding differences Impairment of goodwill and other intangible assets NCOU IBIT ex litigation, impairments, restructuring and severance Partial sale of PCC business in Poland announced in 4Q2017, expected to be closed in 4Q2018 FTE (Full Time Employees) () (1.5) () (0.2) (5.2) (1.0) () () (1.3) (2.4) (1) (2) (0.2) Reducing complexity Disposals: stake in Hua Xia Bank, PCS, Abbey Life, PCC business Poland(3) Branch optimisation PCC: ~190 branches in Germany, ~100 internationally 10 country exits, seven partial exits Legacy assets NCOU: accelerated write down: RWA reduction 2015/2016 of ~EUR 50bn Resolving litigation 15 of 20 top matters wholly or largely resolved Reinforcing controls Increased number of employees in Compliance and Anti-Financial Crime to more than 2,500(4) Stronger processes: Anti-Money Laundering, Know-Your-Client, onboarding Modernising technology Number of operating systems: reduced by ~30% Private cloud use increased to 36%

Phase 2: Greater financial strength, new business structure Significant financial strengthening CET 1 ratio (fully loaded), in % A simpler and easier to run organisation Global Markets CIB Corporate Finance Transaction Bank Corporate & Investment Bank Private & Commercial Bank Private Wealth & Commercial Clients Postbank 2015 2017 +2.9 Basel 3,CRR/CRD4 (fully loaded) Source:Company documents, Planning & Performance Management Deutsche Bank

Phase 3: Sustainable growth with our clients
Selected achievements to date

Corporate & Investment Bank

Global M&A league table 2017

Rank	
1	
2	
3	
4	
5	
6	

- No. 1 in Germany, consolidated leadership in 2015[1]
- No. 3 ranking in fixed income in the first nine months of 2017[2]
- No. 6 among global investment banks by revenues[3]
- From No. 10 to No. 6 in global M&A by announced volume[1]

Private & Commercial Bank

No. 1 in Germany[4]

>11m digital clients

- 20m private and over 1m commercial clients
- Revenues resilient despite transformation and low interest rate environment
- Merger plan for summer 2018 well on track
- Award-winning mobile banking app and new digital services
- Wealth Management hiring advisors in growth markets

Deutsche Asset Management

No. 1 retail asset manager in Germany[5]

No. 2 ETF provider in Europe[6]

- DWS increases market share of net inflows in Germany to 27%[5]
- EUR 16bn net money inflows in 2017
- Sustained No. 2 position in European ETFs[6]
- 70% of funds outperform benchmark; 33% of funds rated four or five star by Morningstar[7]

(1) Dealogic
(2) 9M2017 Coalition, based on Deutsche Bank's internal product offering
(3) 9M2017 Coalition
(4) Deutsche Bank, by clients
(5) BVI, Nov 2017
(6) ETFG, Sep 2017
(7) Morningstar, Dec 2017

Deutsche Bank
Annual Media Conference
Frankfurt am Main, 2 February 2018
4

Annual Media Conference James von Moltke, Chief Financial Officer Frankfurt am Main, 2 February 2018

Our first pre-tax profit since 2014 In EUR billion (0.8) 1.3 (2.4) (1.3) Full Year Fourth Quarter 2016 2017 2016 2017

A net loss, driven by US tax reform In EUR billion (1.4) (1.9) (2.2) (1.4) (0.5) Full Year Fourth Quarter (1.4) 0.9 (0.7) 2016 2017 2016 2017 Impact of US tax reform

() (0.7) () () Substantial non-operating items In EUR billion 1.3 On costs On revenues Note:Figures may not sum due to rounding differences Includes disposal impacts from Hua Xia Bank, Private Client Services and partial sale of PCC Poland, Abbey Life revenues in Deutsche AM and CTA realisation/Loss on sale in C&A. Impairment of goodwill and other intangible assets Includes EUR 31m release of provisions for loan processing fees in FY2016 (1) DVA 0.0 (0.2) (3) (2) 1.4 (0.9) (4.7) (0.8) 2016 2017 2016 2017

Revenue development impacted by non-operating items In EUR billion (19)% DVA (1) (12)% Full Year Fourth Quarter Note: Figures may not sum due to rounding differences Includes disposal impacts from Hua Xia Bank, Private Client Services and partial sale of PCC Poland, Abbey Life revenues in Deutsche AM and CTA realisation/Loss on sale in C&A Revenues excluding DVA in CIB, disposal impacts from Hua Xia Bank, Private Client Services and partial sale of PCC Poland, Abbey Life revenues in Deutsche AM, and CTA realisation/Loss on sale and impact from own credit spread in C&A. (0.2) (0.3) (0.5) 0.1 0.0 (0.3) YoY Adjusted (19)% (12)% 2016 2017 2016 2017 (10)% (5)%(2)

(16)% We significantly reduced noninterest expenses In EUR billion (23)% 0.1 Full Year Fourth Quarter Note: Figures may not sum due to rounding differences Impairment of goodwill and other intangible assets Includes EUR 31m release of provisions for loan processing fees in 4Q2016 / FY2016 Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims 0.0 0.2 0.0 0.1 (16)% (23)% Impairments(1)/Policyholder Benefits and Claims Litigation(2) Restructuring & Severance Adjusted Costs(3) (4)% +3%

…and have decisively strengthened our capital position Common Equity Tier 1 Ratio, CRR/CRD4 (fully loaded) In %

(0.3) (0.3) Corporate & Investment Bank: navigating weak markets In EUR billion Income before income taxes Revenues DVA (49)% 0.9 (15)% Excluding DVA 2016 2017 2016 2017 Note:Figures may not sum due rounding differences (27)% (13)%

(73)% (0.4) (0.2) Private & Commercial Bank: resilient despite negative rates In EUR billion Income before income taxes Revenues (0.1) (1) (8)% Note:Figures may not sum due to rounding differences Includes Hua Xia Bank (valuation/disposal impacts), Private Client Services (disposal/deconsolidation impacts and exit-related costs), partial sale of PCC Poland (valuation impact and exit-related costs) 0.4 (73)% (0.2) YoY Adjusted 2016 2017 2016 2017 0% (9)%

Deutsche Asset Management: trending upwards In EUR billion Income before income taxes Revenues 0.7 (1) (16)% Note:Figures may not sum due to rounding differences Total P&L impact related to the sale of Abbey Life 0.9 (0.2) Excluding Abbey Life 2016 2017 2016 2017 +2%

Cautionary statements The figures in this presentation are preliminary and unaudited. The Annual Report 2017 and Form 20-F are scheduled to be published on 16 March 2018. This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2017 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the Q4 2017 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.